Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CHINANET ONLINE HOLDINGS, INC.

Article 3 of the Articles of Incorporation of the corporation is hereby amended by adding the following new paragraph at the end of Article 3:

On August 19, 2016, all shares of common stock, par value $0.001 per share, of the corporation (the “Pre-Reverse Split Stock”), issued and outstanding as of such date, shall be and hereby are automatically combined and reclassified (the “Reverse Stock Split”), such that each Two and One-Half (2.5) shares of Pre-Reverse Split Stock shall be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of the corporation’s common stock, par value $0.001 per share (the “New Common Stock”), without any action by the holders thereof. The corporation shall not issue fractional shares of New Common Stock in connection with the Reverse Stock Split. Each stockholder entitled to receive a fractional share of New Common Stock as a result of the Reverse Stock Split shall receive such additional fractions of a share as is necessary to increase such fractional shares to a full share. The Reverse Stock Split shall have no effect on the number of authorized shares of common stock of the corporation.